SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of December, 2005

                Commission File Number 1-10928

                 INTERTAPE POLYMER GROUP INC.

    9999 Cavendish Blvd., 2nd Floor, St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  December 20, 2005          By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                         Intertape Polymer Group Inc.
                              Form 51-102 F4
                         Business Acquisition Report


Item 1 	Identity of Company

1.1     Name and Address of Company
        Intertape Polymer Group Inc. (the "Company")
        9999 Cavendish Blvd. 2nd Floor
        Ville St. Laurent, Quebec
        H4M 2X5

1.2     Executive Officer

        For further information contact Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of the Company at (941) 739-7505.

Item 2	Details of Acquisition

2.1     Nature of Business Acquired

        On October 5, 2005, the Company's wholly-owned subsidiary, Intertape Polymer Inc., acquired all of the outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation, on October 4, 2005, of Flexia Corporation ("Flexia") and Fib-Pak Industries Inc. ("Fib-Pak").

        Flexia is headquartered in Brantford, Ontario and also has operations in Langley, British Columbia and Cap-de-la-Madeleine, Quebec. Flexia produces a wide range of coated, printed and laminated materials, including fabrics, paper, film and foil, all of which it sells to customers throughout North America.

Fib-Pak operates two plants in Hawkesbury, Ontario from which it manufactures woven circular or flat polyethylene scrims and polypropylene fabrics that are sold to manufacturers of flexible intermediate bulk containers (FIBCs), reinforced products and flexible packaging. Fib Pak also manufactures a broad range of FIBCs.

2.2     Date of Acquisition

        October 5, 2005.

2.3     Consideration

        The aggregate consideration paid by the Company in connection with the transaction was approximately C$33,500,000:

        (a) approximately C$14,768,000 of which was advanced by the Company to Flexia and Fib-Pak in order to be used by Flexia and Fib-Pak to repay, in full, their respective indebtedness to the National Bank of Canada and to holders of debentures that had previously been issued by Flexia and Fib-Pak;

        (b) a portion of the remaining consideration is being held in escrow in order, inter alia, to satisfy post-closing purchase price adjustments which may be required to be made further to the terms and conditions of the share purchase agreement entered into by the parties in connection with the acquisition, such post-closing adjustments which will be based on items related to Flexia and Fib-Pak at the time of the closing of the acquisition, including, without limitation, the actual level of their respective working capital and indebtedness; and

        (c) the remaining consideration was paid to the shareholders of Flexia and Fib-Pak.

        To fund the acquisition, the Company used approximately C$6,000,000 of cash on hand and it drew approximately C$27,500,000 on its revolving credit facility.

2.4     Effect on Financial Position

        The Company completed its acquisition of Flexia Corporation Ltd., being the successor corporate body to Flexia and Fib-Pak, for several reasons, including the expectation that the acquisition would (i) allow the Company to increase its market share in key product groups, (ii) provide the Company with an enhanced geographic proximity to its customers and to its suppliers of raw materials, (iii) lead to procurement savings arising from an improved global sourcing model,
        (iv) provide the Company with operational synergies, and (v) broaden the Company's existing product offering.

        Subsequent to the acquisition, on December 20, 2005, the Company announced its intention to pursue a spin-off of substantially all of its engineered coated products and flexible intermediate bulk containers bag import operations (the "Coated Products Operations"), combined with a spin-off of substantially all of the operations of Flexia and Fib-Pak (the Coated Products Operations, Flexia's operations and Fib-Pak's operations being collectively referred to herein as the "Business"). For the 12-month period ended September 30, 2005, the Company's Coated Products Operations generated sales of approximately C$120.0 million and Flexia and Fib-Pak generated sales of approximately C$117.0 million for a combined total of approximately C$237.0 million in sales during such period.

        The Company intends to proceed with an initial public offering of the Business through an income trust structure. A preliminary prospectus in respect of the offering is expected to be filed by the Company in the first quarter of 2006. Following the closing of the offering, the Company will continue to retain a significant interest in the Business. The amount of cash generated from the offering will be dependent on the pricing and successful completion of the offering. The Company plans to use the cash that it receives as a result of the offering primarily to reduce its outstanding indebtedness with the balance, if any, to be used for general corporate purposes, including working capital.

        The Company's intention to proceed with the offering is subject to its ability to obtain all required regulatory approvals and third party consents in connection with the offering, as well as the existence of favourable market conditions for such an offering.

        Please note that the financial statements and other financial information presented as part of this report, including the pro forma financial statements, cover periods during which the Company, Flexia and Fib-Pak were not under the same management and, therefore, may not be indicative of future financial conditions or operating results.

2.5     Prior Valuations

        No valuation opinions of Flexia Corporation Ltd., Flexia or Fib-Pak were obtained within the last 12 months by the Company, Flexia Corporation Ltd., Flexia or Fib-Pak.

2.6     Parties to the Acquisition

        Flexia Corporation Ltd., Flexia and Fib-Pak were not, prior to the acquisition, informed persons, associates or affiliates of the Company or Intertape Polymer Inc.

2.7     Date of Report

        December 20, 2005.

Item 3  Financial Statements

        The following financial statements are included as part of this Business Acquisition Report:

Schedule A:

        a balance sheet of Flexia as at June 30, 2005 and as at June 30, 2004, statements of earnings, retained earnings and cash flows for Flexia for its financial years ended June 30, 2005 and June 30, 2004, as well as notes to the foregoing financial statements and an auditor's report thereon;

Schedule B:

        a balance sheet of Fib-Pak as at June 30, 2005 and as at June 30, 2004, statements of earnings and deficit and cash flows for Fib-Pak for its financial years ended June 30, 2005 and June 30, 2004, as well as notes to the foregoing financial statements and an auditor's report thereon;

Schedule C:

        an unaudited interim balance sheet of Flexia as at September 30, 2005, unaudited interim statements of earnings, retained earnings and cash flows for Flexia for the three months ended September 30, 2005 and September 30, 2004;

Schedule D:

        an unaudited interim balance sheet of Fib-Pak as at September 30, 2005, unaudited interim statements of income, retained earnings and cash flows for Fib-Pak for the three months ended September 30, 2005 and September 30, 2004; and

Schedule E:

        an unaudited pro forma consolidated balance sheet of the Company as at September 30, 2005, unaudited pro forma consolidated statement of earnings of the Company for its financial year ended December 31, 2004 and for the nine months ended September 30, 2005, notes to the pro forma consolidated financial statements of the Company and a compilation report dated December 19, 2005 accompanying the unaudited pro forma consolidated financial statements of the Company.

                                        INTERTAPE POYLMER GROUP INC.

                                        (signed by):


                                        Name:   Andrew M. Archibald
                                        Title:  Chief Financial Officer and
                                                Secretary

               Business Acquisition Report Dated December 20, 2005

                  Caution Regarding Forward-Looking Information

This Business Acquisition Report may contain certain forward looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "intend", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Such statements constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995 and are made pursuant to the "safe harbour" provisions of US securities legislation. Forward looking statements involve significant risks and uncertainties and should not be read as guarantees of future performance or results and will not necessarily be accurate indications as to whether or not such results will be achieved. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, readers should specifically consider various factors mentioned in the Company's public securities filings that could cause actual results to differ materially from management's projections, estimates and expectations. While such forward-looking statements reflect current beliefs of management and are based upon what management believes to be reasonable assumptions, there can be no assurance that actual results will be consistent with these forward looking statements. These forward looking statements are made as at the date of this Business Acquisition Report and the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

                                  Schedule A

A balance sheet of Flexia as at June 30, 2005 and as at June 30, 2004, statements of earnings, retained earnings and cash flows for Flexia for its financial years ended June 30, 2005 and June 30, 2004, as well as notes to the foregoing financial statements and an auditor's report thereon

                             (Please see attached)

                  Financial Statements of

                  FLEXIA CORPORATION

                  June 30, 2005, June 30, 2004 and June 30, 2003

DELOITTE
                                                       Deloitte & Touche LLP
                                                       1005 Skyview Drive
                                                       Suite 202
                                                       Burlington ON L7P 5B1
                                                       Canada

                                                       Tel: 905 315-6770
                                                       Fax: 905 315-6700
                                                       www.deloitte.ca
AUDITORS' REPORT


To the Directors of
Flexia Corporation

We have audited the balance sheets of Flexia Corporation as at June 30, 2005 and 2004 and the statements of earnings, retained earnings and cash flows for each of the years in the three year period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2005 in accordance with Canadian generally accepted accounting principles.


/s/Deloitte & Touche LLP

Chartered Accountants
Burlington, Ontario

October 26, 2005
                                                            Member of
                                                     Deloitte Touche Tohmatsu

FLEXIA CORPORATION
Statements of Earnings
For the years ended June 30, 2005, 2004 and 2003
(in thousands of dollars except per share amounts)
_______________________________________________________________________________
                                      2005           2004             2003
                                  ____________   ____________    ______________

NET SALES                           $ 106,401     $ 98,106         $ 104,523

COST OF SALES                          95,748       86,955            91,126
_______________________________________________________________________________

GROSS PROFIT                           10,653       11,151            13,397
_______________________________________________________________________________

OTHER EXPENSES (INCOME)
  Selling and administrative            6,246        6,361             5,814
  Amortization of patents
    and trademarks                         83           83                83
  Amortization of deferred
    financing costs                        55          161               161
  Amortization of deferred
    gain (Note 15)                      (132)		--                --
  Gain on sale of product line
   (Note 16)                         (11,886)		--                --
_______________________________________________________________________________
                                      (5,634)        6,605             6,058
_______________________________________________________________________________

EARNINGS BEFORE THE UNDERNOTED        16,287         4,546             7,339

Interest expense - long term (Note 8)  1,767         2,195             2,640
                 - short term            323           438               326
_______________________________________________________________________________
                                       2,090         2,633             2,966
_______________________________________________________________________________

EARNINGS BEFORE INCOME TAXES          14,197         1,913             4,373
_______________________________________________________________________________

INCOME TAXES (Note 17)
   Current                             3,507           252               503
   Future                               (439)          393               932
_______________________________________________________________________________
                                       3,068           645             1,435
_______________________________________________________________________________
NET EARNINGS                        $ 11,129       $ 1,268           $ 2,938
_______________________________________________________________________________
EARNINGS PER SHARE
  BASIC AND DILUTED                    $1.11         $0.13             $0.29
_______________________________________________________________________________

FLEXIA CORPORATION
Statements of Retained Earnings
For the years ended June 30, 2005, 2004 and 2003
(in thousands of dollars)
_______________________________________________________________________________
                                            2005       2004        2003
                                        __________  __________  _________
RETAINED EARNINGS, BEGINNING OF YEAR	$    6,620  $    5,352  $   2,414

NET EARNINGS                                11,129       1,268      2,938
_______________________________________________________________________________
RETAINED EARNINGS, END OF YEAR          $   17,749  $    6,620  $   5,352
_______________________________________________________________________________

FLEXIA CORPORATION
Balance Sheets
June 30, 2005 and 2004
(in thousands of dollars)
_______________________________________________________________________________
                                                      2005             2004
                                                  _____________    ____________
ASSETS

CURRENT
  Accounts receivable                             $      13,040    $     15,063
  Due from affiliated company (Note 12)                       8             -
  Income taxes receivable                                  -                336
  Inventories (Note 4)                                   17,377          13,701
  Prepaid expenses                                          191             319
_______________________________________________________________________________
                                                         30,616          29,419
LONG-TERM RECEIVABLE (Note 16)                            1,517             -
PROPERTY, PLANT AND EQUIPMENT (Note 5)                   18,291          26,478
ACCRUED PENSION ASSET (Note 13)                           1,295             602
OTHER NON-CURRENT ASSETS (Note 6)                          -                138
_______________________________________________________________________________
                                                  $      51,719    $     56,637
_______________________________________________________________________________

LIABILITIES

CURRENT
  Bank indebtedness (Note 7)                      $       1,687    $      5,258
  Accounts payable and accrued liabilities               10,370          15,654
  Income taxes payable                                    3,021             -
  Due to affiliated company (Note 12)                      -                506
  Current portion of long-term debt (Note 8)              7,420          20,143
_______________________________________________________________________________
                                                         22,498          41,561
FUTURE INCOME TAXES (Note 17)                             2,461           2,900
ACCRUED POST-RETIREMENT BENEFITS OBLIGATION (Note 13)     1,458           1,326
DEFERRED GAIN (Note 15)                                   3,323             -
_______________________________________________________________________________
                                                         29,740          45,787
_______________________________________________________________________________

CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY

  Share capital (Note 10)                                 4,230           4,230
  Retained earnings                                      17,749           6,620
_______________________________________________________________________________
                                                         21,979          10,850
_______________________________________________________________________________
                                                  $      51,719    $     56,637

APPROVED BY THE BOARD

........................Director           .............................Director

FLEXIA CORPORATION
Statements of Cash Flows
For the years ended June 30, 2005, 2004 and 2003
(in thousands of dollars)
_______________________________________________________________________________


                                             2005         2004          2003
                                         ___________  ___________   ___________

NET INFLOW (OUTFLOW) OF CASH RELATED
  TO THE FOLLOWING ACTIVITIES:

OPERATING
  Net earnings                           $   11,l29   $     1,268   $     2,938
  Items not affecting cash
     Gain on sale of product line           (11,886)          -              -
     Amortization of property, plant
       and equipment                          2,455         2,349         2,222
     Amortization of deferred gain             (132)          -              -
     Amortization of patents and
       trademarks                                83            83            83
     Amortization of deferred
       financing costs                           55           161           161
     Future income taxes                       (439)          393           932
     Pension funding in excess of
       amounts expensed                        (693)         (540)         (238)
     Post-retirement benefit expense            132           110            96
     Other                                      (17)          -              -
_______________________________________________________________________________
                                                687         3,824         6,194
  Changes in non-cash operating working
    capital items (Note 11)                  (3,966)           96        (4,400)
_______________________________________________________________________________
                                             (3,279)        3,920         1,794
_______________________________________________________________________________

INVESTING
  Proceeds on sale of product line (Note 16) 10,386           -              -
  Purchase of property, plant and equipment  (1,499)       (1,828)       (2,823)
  Proceeds on sale of property, plant and
    equipment (Note 15)                      10,686           -              -
_______________________________________________________________________________
                                             19,573        (1,828)       (2,823)
_______________________________________________________________________________

FINANCING
  (Decrease) increase in bank indebtedness   (3,571)        1,435         3,279
  Repayment of long-term debt               (12,723)       (3,527)       (2,250)
_______________________________________________________________________________
                                            (16,294)       (2,092)        1,029

NET CASH INFLOW, CASH AND CASH EQUIVALENTS
  BEGINNING AND END OF YEAR             $       -     $       -      $       -
_______________________________________________________________________________

Supplementary information (Note ll)

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
 (amounts in thousands of dollars except per share amounts)

1.      DESCRIPTION OF BUSINESS

        Flexia Corporation (the "Company") is incorporated under the province of Quebec and its principal line of business is the manufacture and distribution of protective barrier products.

2.      CHANGES IN ACCOUNTING POLICIES

        Asset retirement obligations

        On July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110 "Asset retirement obligations". The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations. The liability represents the fair value of the obligations. The corresponding cost is capitalized as part of the related asset and is amortized over the asset's useful life. The new recommendations had no impact on the financial statements.

        Stock-based compensation and other stock-based payments

        Effective July 1, 2002 the Company adopted the recommendations in section 3870 of the CICA Handbook, "Stock-based compensation and other stock-based payments". The section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services.

        According to the standard, awards granted to employees which can be settled in cash and other assets, must be recognized in the financial statements based on the intrinsic value of the awards.

        The Company's employee stock option plan includes cash settlement features in the event an employee leaves the employ of the Company or if there is a change in control. Before July 1, 2002 an expense was not recognized until the date the employee ceased working for the Company. Effective July 1, 2002 the liability is recognized as an expense, amortized over the period that the options vest. At the reporting dates, the liability is measured as the difference between the exercise price and the net book value of the options, which is the settlement value according to the Plan.

        Impairment of long-lived assets

        Effective July 1, 2003 the Company prospectively adopted the recommendations in Section 3063 of the CICA Handbook, "Impairment of long-lived assets". These recommendations require that an impairment loss on long-lived assets to be held and used be recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposal. The amount of the impairment loss is determined as the excess of the carrying value of the assets over their fair value. The new recommendations had no impact on the financial statements.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

3.      ACCOUNTING POLICIES (continued)

        Use of estimates

        The financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty in making estimates, actual results could differ from these estimates.

        Revenue recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collection is reasonably assured.

        Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and balances with banks.

        Inventories

        Finished goods and work-in-process are valued at the lower of cost and net realizable value. Inventories of raw materials are valued at the lower of average cost determined on a first-in, first-out basis and replacement cost. The cost of work-in-process and finished goods includes the cost of raw materials, direct labour and applicable overhead.

        Accounts receivable

        Credit is extended based on evaluation of a customer's financial condition and collateral is usually not requested. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable when they are determined to be uncollectible. Any payments subsequently received on such receivables are credited to the bad debt expense.

        Property, plant and equipment

        Property, plant and equipment is recorded at acquisition cost. The Company provides for amortization of capital assets using the straight-line method over the following number of years:

                   Buildings                        10 - 25
                   Machinery and equipment           5-  12.5
                   Office furniture and equipment   10
                   Computer equipment                4

        Assets under development are recorded at cost until they are completed and then they are transferred into the appropriate property, plant and equipment account.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

3.      ACCOUNTING POLICIES (continued)

        Impairment of long-lived assets

        Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

        Patents and trademarks

        Patents and trademarks are recorded at acquisition cost less accumulated amortization. Amortization for patents and trademarks is charged on a straight-line basis over six years.

        Deferred financing costs

        Financing costs are amortized over the term of the long-term debt to which they relate, namely six years, on a straight-line basis.

        Environmental costs

        The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations.

        Foreign currency transactions and balances

        Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the year except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

        Income taxes

        The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between carrying amount of balance sheet items and their corresponding tax basis, using the enacted or substantively enacted income tax rates for the years in which the differences are expected to reverse.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

3.      ACCOUNTING POLICIES (continued)

        Post-retirement benefits

        The Company maintains two defined benefit pension plans for unionized employees.

        The Company contributes to a multi-employer pension plan on behalf of unionized employees at its Langley facility.

        The Company maintains a defined contribution pension plan for salaried employees.

        The Company maintains an unfunded defined benefit plan which provides life insurance, and health and dental benefits for eligible retired employees.

        The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

        - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

        - For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

        - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

        - The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plan is 18 years (2004 and 2003 - 17 years). The average remaining service period of the active employees covered by the other retirement benefits plan is 12 years (2004 and 2003 - 12 years).

        - When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

        - Defined contribution plan accounting is applied to a multi-employer defined benefit plan for which the Company has insufficient information to apply defined benefit plan accounting.

           Deferred gain

        The deferred gain resulted from the sale and leaseback of land and building (see note 15). The deferred gain is being amortized on a straight line basis over the initial term of the operating lease entered into as part of the sale leaseback transaction (5 years).

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

3.      ACCOUNTING POLICIES (continued)

        Stock based compensation plans

        The Company has a stock based compensation plan, as described in Note
        14. Compensation expense is measured as the difference between the net book value per common share and the exercise price and is recognized as the stock options vest to the employee. If the options are settled in cash with the employee, the value is measured at the net book value of the stock at the time of the settlement. Any difference between cash value and the accrued liability is taken as an adjustment to income at the time of the settlement. Any consideration paid by employees on exercise of stock options and purchase of stock is credited to share capital.

        Earnings per share

        Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method.

4.      INVENTORIES
                                                    2005            2004
                                              _____________   _________________
        Raw materials                         $      10,709   $           8,865
        Work-in-process                               2,391               1,632
        Finished goods                                4,277               3,204
_______________________________________________________________________________
                                              $      17,377   $          13,701
_______________________________________________________________________________

5.      PROPERTY, PLANT AND EQUIPMENT
                                                  2005
                                 ______________________________________________
                                                  Accumulated       Net Book
                                    Cost         Amortization         Value
                                 _____________   ____________     _____________

Land                             $         594   $       -        $         594
Buildings                                2,639            955             1,684
Machinery and equipment                 23,949          9,672            14,277
Office furniture and equipment             114             61                53
Computer equipment                         787            662               125
Assets under development                 1,558           -                1,558
_______________________________________________________________________________
                                 $      29,641   $     11,350     $      18,291
_______________________________________________________________________________

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

5.      PROPERTY, PLANT AND EQUIPMENT (continued)

                                                  2004
                                 ______________________________________________
                                                  Accumulated       Net Book
                                    Cost         Amortization         Value
                                 _____________   ____________     _____________

Land                             $       2,414   $     -          $       2,414
Buildings                                9,409          2,094             7,315
Machinery and equipment                 22,629          7,744            14,885
Office furniture and equipment             105             50                55
Computer equipment                         733            611               122
Assets under development                 1,687         -                  1,687
_______________________________________________________________________________
                                 $      36,977   $     10,499     $      26,478
_______________________________________________________________________________

6.      OTHER NON-CURRENT ASSETS
                                                  2005
                                 ______________________________________________
                                                  Accumulated       Net Book
                                    Cost         Amortization         Value
                                 _____________   ____________     _____________
Deferred financing costs         $         327   $        327     $     -
Patents and trademarks                     500            500           -
_______________________________________________________________________________
                                 $         827   $        827     $     -
_______________________________________________________________________________

                                                  2004
                                 ______________________________________________
                                                  Accumulated       Net Book
                                    Cost         Amortization         Value
                                 _____________   ____________     _____________

Deferred financing costs         $         327   $        272     $          55
Patents and trademarks                     500            417                83
_______________________________________________________________________________
                                 $         827   $        689     $         138
_______________________________________________________________________________

7.     BANK INDEBTEDNESS

       Under its operating credit facilities, the Company, on a combined basis with Fib-Pak Industries Inc., a related company under common ownership, may draw up to $17,000 (2004 - $15,000). The companies have provided cross-guarantees for amounts drawn on the credit facility. At June 30, 2005, the companies on a combined basis have drawn $2,350 (2004 - $7,050) against the credit facility made up of a revolving line of credit bearing interest averaging at 4.25% (2004-4.1%).

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)



7.     BANK INDEBTEDNESS (continued)

       An assignment of inventory and accounts receivable has been provided as security for the bank indebtedness under a Credit Agreement dated March 31, 2005 (see Note 9).

       Accounts receivable and inventory of Fib-Pak Industries Inc. at June 30, 2005 amounted to $4,366 (2004 - $3,903).

8.     LONG-TERM DEBT

                                                     2005             2004
                                                 ____________    ______________

       Bankers' acceptances
         Interest payable in advance for one to
         six months at the bankers' acceptance
         rate plus margin dependent on the debt
         to EBITDA ratio. On a combined basis
         with Fib-Pak Industries Inc., this debt
         was repayable in four quarterly principal
         payments of $500,000 commencing on
         January 1, 2000, followed by thirteen
         quarterly instalments of $750,000 and
         four quarterly instalments of $1,000,000.
         The outstanding balance was repaid on
         November 30, 2004.                         $   -          $      7,700

       Debentures
         Interest at 12.5% payable annually,
         principal due December 1, 2005 (April 2,
         2005 in 2004), collateralized by a general
         security agreement consisting of a first
         charge on all assets not pledged to the
         bank, and a second charge on the assets
         pledged to the bank. On April 22, 2005 a
         principal repayment of $5,000,000
         was made.                                     7,420             12,420

       Term loans
         Interest payable monthly at prime rate
         plus up to 1.5% dependent on debt to
         EBITDA ratio, due April 1, 2005,
         collateralized by a security agreement
         consisting of a first charge on all
         assets not pledged to the bank and a
         second charge on the assets pledged to
         the bank. The term loan was repaid on
         November 30, 2004.                             -                    23
_______________________________________________________________________________
                                                       7,420             20,143
Current portion                                        7,420             20,143
_______________________________________________________________________________
                                                    $   -          $     -
_______________________________________________________________________________

Interest expense on the long-term debt was $1,767 (2004 - $2,195; 2003 -
$2,640).

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

9.     COMMITMENTS AND CONTINGENCIES

Commitments

      (a) The future minimum lease payments under operating leases for the rental of space, equipment, automobiles and rail sidings for each of the next five years:

                      2006         $   888
                      2007             847
                      2008             838
                      2009             832
                      2010             684
                                   _______
                                   $ 4,089

      (b)  Contingencies

           The Company is party to various claims which are being contested. In the opinion of management, the outcome of such claims will not have a material adverse effect on the Company.

           Security for the bank indebtedness provides for a cross-guarantee by the Company and Fib-Pak Industries Inc. (a related company) for amounts drawn on the credit facility (see Note 7).

           The Company believes that this guarantee will not have any significant unfavourable impact on its financial position and consequently no provision has been made in the financial statements.

10.     SHARE CAPITAL

Authorized
  Unlimited number of common shares

                                                2005              2004
                                           _____________    _______________
Issued

  10,000,000 common shares                   $     4,230      $       4,230
___________________________________________________________________________

There were no issuance or cancellation of common shares during fiscal 2005 and 2004.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
________________________________________________________________________________


11.     SUPPLEMENTAL CASH FLOW INFORMATION

        Changes in non-cash operating working capital items

                                         2005         2004          2003
                                    ____________  _____________  ____________

Accounts receivable                    $   2,023    $    (1,418)   $     748
Inventories                               (3,676)          (192)      (1,105)
Income taxes                               3,357           (714)         324
Prepaid expenses                             128             89          (96)
Accounts payable and accrued
  liabilities                             (5,284)         2,128       (4,369)
Due to/from affiliated company              (514)           203           98
_____________________________________________________________________________
                                       $  (3,966)   $        96    $   (4,400)
_____________________________________________________________________________

Interest and taxes

                                         2005         2004          2003
                                    ____________  _____________  ____________

Interest paid                          $   4,101    $     2,446    $    6,406
Income taxes paid                            150            625           266


12.     RELATED PARTY BALANCES AND TRANSACTIONS

                                         2005         2004          2003
                                    ____________  _____________  ____________


Fib-Pak Industries Inc. - a company
  under common ownership
    Purchases of materials             $   2,047    $     3,547    $    3,191
    Sales of finished goods                   37             41            58


These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. The amounts due to and from the affiliated company are non-interest bearing, unsecured and due on demand.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
________________________________________________________________________________


13.     PENSION COSTS AND OBLIGATIONS

        The Company has three defined benefit plans providing pension, other retirement and post-employment benefits to most of its employees. The Company maintains a defined contribution pension plan for its salaried employees. The Company contributions equal 4% of each participant's eligible salary. One of the Company's divisions participates in a multi-employer defined benefit plan providing both pension and other retirement benefits. This plan is accounted for as a defined contribution plan.

        The net expense for the Company's benefit plans is as follows:

                           Pension Benefit Plans      Other Benefit Plan

                            2005   2004   2003       2005    2004    2003

Defined benefit plans       $401   $457   $413       $152    $126    $117
Defined contribution plans   160    171    182         -       -       -
Contributions to a multi-
  employer plan              271    262    263         -       -       -
_______________________________________________________________________________
                            $832   $890   $858       $152    $126    $117
_______________________________________________________________________________

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________


13.     PENSION COSTS AND OBLIGATIONS (continued)

        Information about the Company's defined benefit plans as at June 30, in aggregate, is as follows:


                               Pension Benefit Plans        Other Benefit Plan
                               2005             2004        2005          2004

Accrued benefit obligations
Balance, beginning of year     $ 9,439       $ 8,737        $ 1,510    $ 1,333
Current service cost               284           271             56         41
Interest cost                      586           525             93         85
Benefits paid and expenses        (312)         (281)           (20)       (14)
Employee contributions             179           175              -          -
Actuarial losses (gains)         1,290           (81)           209         65
Past service cost                   -             93              -          -
_______________________________________________________________________________
Balance, end of year            11,466         9,439          1,848      1,510
_______________________________________________________________________________

Plan assets
Balance, beginning of year       7,399         5,969              -          -
Actual return on plan assets       920           540              -          -
Employer contributions           1,094           997              -          -
Benefits paid                     (312)         (281)             -          -
Employee contributions             179           175              -          -
_______________________________________________________________________________
Balance, end of year             9,280         7,400              -          -
_______________________________________________________________________________


Funded status - deficit          2,186         2,039          1,848      1,510
Unamortized past service costs    (165)         (176)             -          -
Unamortized net actuarial loss  (3,113)       (2,246)          (390)      (184)
Unamortized transition obligation (203)         (219)             -          -
_______________________________________________________________________________

Accrued benefit
  (asset) liability           $ (1,295)       $ (602)       $ 1,458    $ 1,326
_______________________________________________________________________________

Both defined benefit pension plans had a plan deficit as at June 30, 2005 and June 30, 2004.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________


13.     PENSION COSTS AND OBLIGATIONS (continued)

        Net benefit expense for defined benefit plans:


                           Pension Benefit Plans      Other Benefit Plan

                            2005   2004   2003       2005    2004    2003

Current service cost       $ 284  $ 271  $ 267       $ 56    $ 41    $ 38
Interest cost                586    525    484         93      85      79
Actual return on plan
  assets                    (920)  (540)   (72)         -       -       -
Actuarial losses (gains)   1,290    (81)   588        209      65       -

Difference between
expected return and
actual return on plan
assets for the year          350     77   (332)         -       -       -

Difference between
actuarial loss recognized
for the year and actual
actuarial loss on accrued
benefit obligation for the
year                      (1,216)   178   (542)      (206)    (65)      -

Amortization of past
service costs                 11     11      4          -       -       -

Amortization of
transition obligation         16     16     16          -       -       -
_______________________________________________________________________________

Net benefit expense for
the year                   $ 401  $ 457  $ 413      $ 152   $ 126   $ 117
_______________________________________________________________________________

Approximately 50% of plan assets are invested in Jarislowsky Fraser Balanced Fund and approximately 50% in Standard Life Diversified Fund as at June 30, 2005 and 2004. Both funds employ a target equity weighting varying within the range of 45% to 65%.

The dates of the most recent actuarial valuations are as follows:

(i)     Pension Benefit Plans - December 31, 2004 and December 31, 2002
(ii)    Other Benefit Plan - June 30, 2004

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________


13.     PENSION COSTS AND OBLIGATIONS (continued)

        The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted-average assumptions as of December 31st).


                               Pension Benefit Plans        Other Benefit Plan
                               2005             2004        2005          2004
                               ________    _________        ________  ________

        Discount rate             5.63%        6.25%           5.63%     6.25%

        Rate of compensation
          increase                3.25%        3.25%              -         -


        For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for the first ten years of service. The rate was assumed to decrease to 5% thereafter with an increase of these rates by 3% occurring at retirement. For dental benefits, a 3.5% annual rate of increase was assumed. An increase or decrease of 1% of this rate would have the following impact:


                                              Increase of 1%     Decrease of 1%
                                              ______________     ______________

Impact on net benefit expense -
  increase (decrease)                         $           25     $         (20)
Impact on accrued benefit obligation -
  increase (decrease)                                    215              (171)


14.     DIRECTORS AND EMPLOYEES SHARE OPTION PLAN

        Under the Company's share option plan, options were granted to designated directors and/or employees on or after June 30, 1999. Options provide the right to purchase common shares from the Company at a fixed price in the event of a change in control and are intended to maximize the Company's net worth. When employment has ceased, the vested options are purchased by the Company for cancellation. The price is determined by the Board of Directors and the maximum number of shares that may be issued upon the exercise of options granted under the plan cannot exceed 5% of the outstanding shares of the Company. The options granted under the plan shall vest as follows:

           a)  25% on the second anniversary of the grant date
           b)  an additional 25% on each of the following anniversary dates.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________


14.     DIRECTORS AND EMPLOYEES SHARE OPTION PLAN (continued)

        The share option liability of $723 (2004 - $231) is included in accounts payable and accrued liabilities.

        Share option expense for the year amounted to $492 (2004 - $74; 2003 - $157).

                                      2005                  2004                2003
                                _________________     _________________    __________________
                                         Weighted              Weighted              Weighted
                                         Average               Average               Average
                               Shares    Exercise     Shares   Exercise    Shares    Exercise
                                         Price                 Price                 Price
                               _______   ________     _______  ________    _______   ________

Outstanding, beginning of year 395,000    $ 0.49      420,000   $ 0.48     380,000     $ 0.49
Granted                           -           -        -            -       40,000       0.47
Purchased for cancellation        -           -       (25,000)    0.42         -           -
_____________________________________________________________________________________________

Outstanding, end of year       395,000    $ 0.49      395,000   $ 0.49     420,000     $ 0.48
_____________________________________________________________________________________________
Exercisable                    385,000    $ 0.49      336,250   $ 0.48     256,250     $ 0.47
_____________________________________________________________________________________________

The following table summarizes information about share options outstanding and exercisable as at June 30:

                              2005                        2004                         2003
                  ___________________________  ___________________________  __________________________
                  # of Options   # of Options  # of Options   # of Options  # of Options  # of Options
Exercise Price    Outstanding    Exercisable   Oustanding     Exercisable   Outstanding   Exercisable
                  ____________   ____________  ____________   ____________  ____________  ____________
$0.42                  200,000        200,000       200,000        200,000       225,000       168,750
$0.47                   40,000         30,000        40,000         20,000        40,000        10,000
$0.58                  155,000        155,000       155,000        116,250       155,000        77,500
______________________________________________________________________________________________________

Total	               395,000        385,000       395,000        336,250       420,000       256,250
______________________________________________________________________________________________________

Weighted average
exercise price:          $0.49          $0.49         $0.49          $0.48         $0.48         $0.47
______________________________________________________________________________________________________


15.     DEFERRED GAIN ON SALE AND LEASEBACK TRANSACTION

        On April 22, 2005, the Company sold its land and building located in Langley, British Columbia for net proceeds of $10,686 and simultaneously entered into an operating lease for the entire property. The sale resulted in a gain of $3,454 which has been deferred and amortized over the initial lease term of 5 years. Amortization of the gain amounted to $132 in 2005.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

16.     SALE OF PRODUCT LINE

	On November 30, 2004 the Company sold of the synthetic roof underlayment product line. The sale included all intangible property related to this product line including product formulations, customer relationships, trade names, and goodwill. The Company recorded a pre tax gain of $11,886. The initial proceeds included $1,500 which is being held in escrow (along with accrued interest of $17) until November 30, 2006 to support the representations and warranties made by the Company. The Company may also be entitled to additional proceeds of up to $3,700 contingent on synthetic roof underlayment sales in a particular market for the year ending November 30, 2005. As at June
        30, 2005 the Company has not earned or recorded any contingent proceeds.


17.     INCOME TAXES

        The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective income tax rate is detailed below:

                                                 2005        2004     2003
                                                ______      ______    ______

Combined federal and provincial income
  tax rate                                      40.65%      38.52%    40.65%
Manufacturing and processing allowance          (6.33)      (7.15)    (7.73)
Non-taxable portion of gain on sale of
  product line                                 (14.33)        -          -
Impact of other differences                      1.61        2.33     (0.12)
____________________________________________________________________________

Effective income tax rate                        21.6%       33.7%     32.8%
____________________________________________________________________________

Net future income tax liabilities (assets) are detailed as follows:

                                                   2005           2004
                                                __________    ___________
Property, plant and equipment                    $ 2,819        $ 2,852
Post-retirement benefit obligations                 (212)          (167)
Accrued pension asset                                447            209
Deferred gain on sale and leaseback transaction     (604)            -
Other                                                 11              6
_________________________________________________________________________

Future income taxes                              $ 2,461        $ 2,900
_________________________________________________________________________

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

18.     EARNINGS PER SHARE

                                           2005         2004        2003
        Net earnings                     $ 11,129     $ 1,268      $ 2,938
_______________________________________________________________________________
        Number of common shares
          outstanding                  10,000,000  10,000,000   10,000,000
_______________________________________________________________________________
        Basic earnings per share         $   1.11     $  0.13      $  0.29
_______________________________________________________________________________

There were no dilutive instruments outstanding in fiscal 2005, 2004 and 2003.


19.     FINANCIAL INSTRUMENTS

        Financial risk

        The financial risk is the risk to the Company's earnings that arises from fluctuations in interest rates, foreign exchange rates and the degree of volatility of these rates.

        The Company is exposed to currency risk as a result of its export to the United States of goods produced in Canada. From time to time the Company uses forward exchange contracts to reduce its exposure to this risk. No such contracts were outstanding as at June 30, 2005, 2004 and 2003.

        The Company's bank indebtedness has a floating interest rate and therefore is subject to risks associated with fluctuating interest rates.

        Credit risk

        The Company is exposed to credit risk from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company monitors its credit risk associated with amounts receivable.

        Fair value

        The fair value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes receivable/payable and due from/to affiliated company approximates their carrying values due to their short-term nature.

        The fair value of the long-term receivable approximates the carrying value as the interest rate is at market rates.

        The fair value of debentures approximates the carrying value due to their short term to maturity.

        The fair value of the bankers' acceptances and term loans approximates their carrying values as interest is charged at floating rates.

FLEXIA CORPORATION
Notes to the Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________


20.     SEGMENT DISCLOSURES

        The Company supplies protective barrier products to customers in North America. All products are to be considered part of one reportable segment as they are made from similar manufacturing processes and generally have similar economic characteristics.

        All capital assets of the Company are located in Canada.

        The following table presents revenues attributed to countries based on the location of customers:


                                       2005         2004            2003
                                    _________     ________       _________

        Canada                      $  50,052     $ 47,624       $  47,707
        United States                  55,414       50,376          56,641
        Other Foreign Countries           935          106             175
_______________________________________________________________________________
        Total net sales             $ 106,401     $ 98,106       $ 104,523
_______________________________________________________________________________

        For the year ended June 30, 2005, a single customer accounted for 13.1% (2004 - 10.7%; 2003 - 12.6%) of total sales, and 12.3% (2004 -
        9.9%) of trade accounts receivable as of June 30, 2005.


21.     SUBSEQUENT EVENT

        Flexia Corporation was amalgamated with Fib-Pak Industries Inc. (see Note 12) on October 4, 2005 and all of the shares of the amalgamated corporation were acquired by a new shareholder on October 5, 2005.

                                  Schedule B

A balance sheet of Fib-Pak as at June 30, 2005 and as at June 30, 2004, statements of earnings and deficit and cash flows for Fib-Pak for its financial years ended June 30, 2005 and June 30, 2004, as well as notes to the foregoing financial statements and an auditor's report thereon.

                             (Please see attached)

                  Financial Statements of

                  FIB-PAK INDUSTRIES INC.

                  June 30, 2005, June 30, 2004 and June 30, 2003
                  (In Canadian dollars)

Deloitte


Auditors' Report


To the Directors of Fib-Pak Industries Inc.


We have audited the balance sheets of Fib-Pak Industries Inc. as at June 30, 2005 and 2004 and the statements of earnings, deficit and cash flows for each of the years in the three year period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2005 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Chartered Accountants

Hawkesbury, Ontario
October 28, 2005

FIB-PAK INDUSTRIES INC.
Statements of Earnings
For the years ended June 30, 2005, 2004 and 2003
(In thousands of dollars except per share amounts)
_______________________________________________________________________________
                                      2005           2004             2003
                                  ____________   ____________    ______________



Sales                                 $ 14,429      $  12,676      $     14,145

Cost of Sales                           12,845         11,530            12,674
_______________________________________________________________________________

Gross profit                             1,584          1,146             1,471
Other expenses
  Selling and administration               797          1,062               874
  Amortization of goodwill                  -             -                  97
  Amortization of deferred
   financing costs                           8             41                41
  Write-off of goodwill (note 6)            -             578                -
_______________________________________________________________________________
                                           805          1,681             1,012
_______________________________________________________________________________

Earnings (loss) before the undernoted      779           (535)              459
_______________________________________________________________________________

Interest expenses
  Long-term (note 9)                       202            233               294
  Short-term                               117            104                51
_______________________________________________________________________________
                                           319            337               345
_______________________________________________________________________________
Earnings (loss) before income taxes        460           (872)              114
_______________________________________________________________________________

Income taxes
  Current                                  214             (2)              161
  Future                                   (57)          (183)             (103)
_______________________________________________________________________________
                                           157           (185)               58
_______________________________________________________________________________
NET EARNINGS (LOSS)                     $  303       $   (687)          $    56
_______________________________________________________________________________
EARNINGS (LOSS) PER SHARE - BASIC
  AND DILUTED                           $ 0.03       $ (0.068)          $ 0.006
_______________________________________________________________________________

FIB-PAK INDUSTRIES INC.
Statements of Retained Earnings
For the years ended June 30, 2005, 2004 and 2003
(In thousands of dollars)
_______________________________________________________________________________

                                     2005           2004             2003
                                  ____________   ____________    ______________

RETAINED EARNINGS (DEFICIT),
  BEGINNING OF YEAR                  $ (401)         $  286           $ 230

NET EARNINGS (LOSS)                     303            (687)             56
_______________________________________________________________________________
RETAINED EARNINGS (DEFICIT),
  END OF YEAR                        $  (98)         $ (401)          $ 286
_______________________________________________________________________________

FIB-PAK INDUSTRIES INC.
Balance Sheets
as at June 30, 2005 and 2004
(In thousands of dollars)
_______________________________________________________________________________

                                                       2005                2004
                                                 __________         ___________

ASSETS

CURRENT
  Accounts receivable                               $ 1,871             $ 1,576
  Income taxes receivable                                -                  145
  Due from affiliated company (note 12)                  -                  506
  Inventories (note 3)                                2,495               2,327
  Prepaid expenses                                        2                   3
_______________________________________________________________________________

                                                      4,368               4,557
PROPERTY, PLANT AND EQUIPMENT (note 4)                1,360               1,615
DEFERRED FINANCING COSTS (note 5)	                 -                    8
FUTURE INCOME TAXES (note 14)                           176                 119
_______________________________________________________________________________
                                                    $ 5,904             $ 6,299
_______________________________________________________________________________

LIABILITIES

CURRENT
  Bank indebtedness (note 7)                        $    69             $    54
  Bank loan (note 7)                                  2,350               1,651
  Accounts payable and accrued liabilities            1,094               1,501
  Due to affiliated company (note 12)                     8                  -
  Income taxes payable                                  208                  -
  Current portion of long-term debt (note 9)          1,380               2,630
_______________________________________________________________________________
                                                      5,109               5,836

ACCRUED POST-RETIREMENT BENEFITS
  OBLIGATION (note 8)                                   423                 394
_______________________________________________________________________________
                                                      5,532               6,230
_______________________________________________________________________________

SHAREHOLDERS' EQUITY
  Share capital (note 10)                               470                 470
  Deficit                                               (98)               (401)
_______________________________________________________________________________
                                                        372                  69
_______________________________________________________________________________
                                                    $ 5,904             $ 6,299
_______________________________________________________________________________

APPROVED BY THE BOARD:

_________________________, Director

_________________________, Director

FIB-PAK INDUSTRIES INC.
Statements of Cash Flows
For the years ended June 30, 2005, 2004 and 2003
(In thousands of dollars)
_______________________________________________________________________________


                                             2005         2004          2003
                                         ___________  ___________   ___________

NET INFLOW (OUTFLOW) OF CASH RELATED
  TO THE FOLLOWING ACTIVITIES:

OPERATING
  Net earnings (loss)                     $      303  $     (687)   $        56
  Items not affecting cash
    Amortization of property,
      plant and equipment                        283         377            440
    Amortization of deferred
      financing costs                              8          41             41
    Amortization of goodwill                      -           -              97
    Write-off of goodwill                         -          578             -
    Future income taxes                          (57)       (183)          (103)
    Post-retirement benefits
      expense (recovery)                          29          29            (21)
________________________________________________________________________________
                                                 566         155            510

  Changes in non-cash operating working
    capital items (note 11)                       (2)       (561)          (482)
________________________________________________________________________________
                                                 564        (406)            28
________________________________________________________________________________

INVESTING
  Purchase of property, plant and equipment      (28)        (62)           (92)
________________________________________________________________________________

FINANCING
  Increase in bank indebtedness                  699         564            666
  Repayment of long-term debt                 (1,250)         -            (750)
________________________________________________________________________________
                                                (551)        564            (84)
________________________________________________________________________________

NET CASH INFLOW (OUTFLOW)                        (15)         96           (148)

BANK INDEDTEDNESS, BEGINNING OF YEAR             (54)       (150)            (2)
________________________________________________________________________________

BANK INDEDTEDNESS, END OF YEAR              $    (69)     $  (54)       $  (150)
________________________________________________________________________________

Supplementary information (note 11)

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
________________________________________________________________________________

1.     DESCRIPTION OF BUSINESS

       The Company was incorporated pursuant to the laws of the Province of Quebec. The Company is primarily engaged in the production of industrial bags and fabrics.


2.     ACCOUNTING POLICIES

       The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

       Use of estimates

       The financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty in making estimates, actual results could differ from these estimates.

       Revenue recognition

       The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collection is reasonably assured.

       Inventories

       Inventories of finished goods and work in process are valued at the lower of cost and net realizable value. Inventories of raw materials are valued at the lower of average cost and replacement cost. The cost of finished goods and work in process includes the cost of raw materials, direct labour and applicable overhead.

       Accounts receivable

       Credit is extended based on evaluation of a customer's financial condition and collateral is usually not requested. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable when they are determined to be uncollectible. Any payments subsequently received on such receivables are credited to the bad debt expense.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

2.     ACCOUNTING POLICIES (continued)

       Property, plant and equipment

       Property, plant and equipment are recorded at cost. Amortization is based on their estimated useful life using the straight-line basis method over the following number of years:

                        Buildings                        10 - 25
                        Machinery and equipment     5 - 6 - 12.5
                        Furniture and fixtures                10
                        Computer                               4

       Impairment of long-lived assets

       Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

       Goodwill

       Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to the excess.

       Deferred financing costs

       Deferred financing costs are being amortized over 6 years, which is the term of the financing agreement.

       Income taxes

       The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to reverse.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

2.     ACCOUNTING POLICIES (continued)

       Post retirement benefits

       The Company maintains a defined contribution pension plan for salaried employees.

       The Company maintains an unfunded defined benefit plan which provides life insurance, and health and dental benefits for eligible retired employees.

       The Company has adopted the following policies:

       - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

       - For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

       - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

       - The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plan is 11.8 years (2004 and 2003 - 10 years).

       - When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

          Earnings (loss) per share

          Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

3.      INVENTORIES
                                                    2005            2004
                                              _____________   _________________
        Raw materials                         $         504   $             556
        Work in process                                 230                 175
        Finished goods                                1,761               1,596
                                              __________________________________
                                              $       2,495   $           2,327
                                              __________________________________

4.      PROPERTY, PLANT AND EQUIPMENT
                                                  2005
                                 ______________________________________________
                                                  Accumulated       Net book
                                    Cost         depreciation         value
                                 _____________   ____________     _____________

Land                             $          77   $       -        $          77
Buildings                                1,475            742               733
Machinery and equipment                  2,175          1,633               542
Furniture and fixtures                      25             25                --
Computer                                    71             63                 8
                                 ______________________________________________
                                 $       3,823   $      2,463     $       1,360
                                 ______________________________________________

                                                  2004
                                 ______________________________________________
                                                  Accumulated       Net book
                                    Cost         depreciation         value
                                 _____________   ____________     _____________

Land                             $          77   $       -        $          77
Buildings                                1,475            616               859
Machinery and equipment                  2,150          1,480               670
Furniture and fixtures                      25             25                -
Computer                                    68             59                 9
                                 ______________________________________________
                                 $       3,795   $      2,180     $       1,615
                                 ______________________________________________

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________
5.     DEFERRED FINANCING COSTS

                                                  2005
                                 ______________________________________________
                                                  Accumulated       Net book
                                    Cost         depreciation         value
                                 _____________   ____________     _____________

Financing Costs                  $          50   $         50     $          -
                                 ______________________________________________

                                                  2004
                                 ______________________________________________
                                                  Accumulated       Net book
                                    Cost         depreciation         value
                                 _____________   ____________     _____________

Financing Costs                  $          50   $         42     $           8
                                 ______________________________________________



6.     WRITE-OFF OF GOODWILL

       It was determined by management that the value of the goodwill should be written off as of June 30, 2004 due to an impairment arising from the loss incurred in 2004. The amount of loss recognized was $ 578.


7.     BANK INDEBTEDNESS AND BANK LOAN

       A general security agreement and a general assignment of inventory and accounts receivable have been provided as collateral for the bank indebtedness under a Credit Agreement dated March 31, 2005. Security for the bank indebtedness provides for a cross-guarantee by the Company and Flexia Corporation for amounts drawn on the credit facility. The Company believes that this guarantee will not have any significant unfavorable impact on its financial position and consequently no provision for loss has been made in the financial statements.

       Under their credit facilities, the Company, on a combined basis with Flexia Corporation may draw up to $ 17,000 (2004, $ 15,000). At June 30, 2005, the companies, on a combined basis, have drawn $ 2,350 (2004, $ 7,050) against their credit facilities made up of bankers' acceptances and a revolving line of credit bearing interest averaging at 4.25% (2004, 4.1%).

       Accounts receivable and inventory of Flexia Corporation at June 30, 2005 amounted to $ 30,417 (2004 - $ 28,764)

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

8.     PENSION COSTS AND OBLIGATIONS

       The Company provides certain post-employment and post-retirement benefits (other benefit plan) to most of its employees. The unfunded other plan include life insurance, health and dental benefits for eligible retired employees. The Company also maintains a defined contribution pension plan for its salaried employees. The Company contribution equal 4% of each participant's eligible salary. The benefit expense for the Company is as follows:

                                                 2005     2004        2003
                                                 _________________________
       Current service cost                      $ 15     $ 20        $ 19
       Interest cost on accrued
         benefit obligation                        19       17          15
       Amortization of net actuarial loss (gain)   (5)      (8)        (10)
       Curtailment gain                             -        -         (45)
                                                 __________________________

       Benefit expense (income)                  $ 29     $ 29       $ (21)
                                                 __________________________


       Information about the Company's other benefit plans as at June 30, in aggregate, is as follows:


       The accrued benefit obligation is as follows:

                                                       2005        2004
                                                      _________________
       Balance, beginning of year                     $ 300       $ 254

       Current service cost                              15          20
       Interest cost                                     19          17
       Actuarial gains                                   17           9
                                                      _________________
       Balance, end of year                             351         300

       Unamortized net actuarial gains                   72          94
                                                      _________________
                                                      $ 423       $ 394

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
________________________________________________________________________________


8.     PENSION COSTS AND OBLIGATIONS (continued)

       Plans assets

       The future benefit obligation is currently not funded.

       The date of the most recent actuarial valuations was June 30, 2004. The next valuation will be performed June 30, 2006. This unfunded defined benefit plan includes life insurance, health and dental benefits for eligible retired employees. The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:


                                                     2005          2004
                                                     ________  _________
       Discount rate                                 5.75%         6.00%
                                                     ___________________
       Rate of compensation increase                 3.25%         3.25%
                                                     ___________________
       Active employees entitled to
         post-retirement benefit                       15            15
                                                     ___________________


       For measurement purposes, an 8% annual rate of increase in the per capital cost of covered health care benefits were assumed for the first ten years of service. The rate was assumed to decrease to 5% thereafter with an increase of these rates by 3% occurring at retirement. For dental benefit, a 3.5% annual rate of increase was assumed. An increase on decrease of 1% of this rate would have the following impact:

                                                  Increase       Decrease
                                                    of 1%         of 1%
                                                  _________      ________

       Impact on net benefit expense                $  9          $  (7)
                                                  _______________________

       Impact on accrued obligation                 $ 70          $ (54)
                                                  _______________________

       The employer contributions to the defined contribution pension plan were $ 73, 2004, $ 65 and 2003, $ 62.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

9.     LONG-TERM DEBT


                                                           2005         2004
                                                         ________     ________
       Bankers' acceptances, interest payable at the
       bankers' acceptance rate plus 1% plus margin
       dependent on the debt to EBITDA ratio; the
       principal was due on April 1, 2005, the bankers
       acceptances have terms from 30 to 180 days per
       the banking agreement                              $  -         $1,250

       Debentures due December 1, 2005, interest at
       12.5% payable annually, a general security
       agreement has been provided as collateral           1,380        1,380
                                                         _____________________
                                                           1,380        2,630

       Current portion                                     1,380        2,630
                                                         _____________________

                                                          $   -        $   -
                                                         _____________________

        Interest expense on the long-term debt was $ 202 (2004 - $ 233; 2003 - $ 294).


10.     SHARE CAPITAL

        Authorized
          Unlimited number of common shares,
             voting, participating
                                                          2005       2004
                                                        _________ ________
        Issued
          10,000,000 common shares                        $470       $470
                                                        __________________


        There is no issuance or cancellation of common shares during fiscal 2005 and 2004.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
________________________________________________________________________________

11.     SUPPLEMENTAL CASH FLOW INFORMATION

        Changes in non-cash operating working capital items


                                         2005         2004          2003
                                    ____________  _____________  ____________

Accounts receivable                   $    (295)    $        85   $      (97)
Income taxes                                353            (322)         556
Due to/from affiliated company              514            (203)         (98)
Inventories                                (168)             57         (443)
Prepaid expenses                              1              12           10
Accounts payable and accrued
  liabilities                              (407)           (190)        (410)
_____________________________________________________________________________
                                      $      (2)    $      (561)  $     (482)
_____________________________________________________________________________

Interest and taxes

  Interest paid                       $     248    $        265    $      953
  Income taxes paid (recovered)            (139)            320            --

12.     RELATED PARTY BALANCES AND TRANSACTIONS

                                         2005         2004          2003
                                    ____________  _____________  ____________
Flexia Corporation - a company
  with the same shareholders
Purchases of materials                $      37    $         41   $        58
Sales of finished goods                   2,047           3,547         3,191


        These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. The due from affiliated company is non-interest bearing, unsecured and due on demand.


13.     DIRECTORS AND EMPLOYEES SHARE OPTION PLAN

        Under the Company's share option plan, options were granted to designated directors and/or employees on or after June 30, 1999. Options provide the right to purchase common shares from the Company at a fixed price in the event of a change in control and are intended to maximize the Company's net worth. When employment has ceased, the vested options are purchased by the Company for cancellation. The price is determined by the Board of Directors and the maximum number of shares that may be issued upon the exercise of options granted under the plan cannot exceed 5% of the outstanding shares of the Company. The options granted under the plan shall vest as follows:

        a)  25% on the second anniversary of the grant date
        b)  an additional 25% on each of the following anniversary date

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

13.     DIRECTORS AND EMPLOYEES SHARE OPTION PLAN (continued)


        As of June 30, 2005, there were 395,000 options outstanding with a total exercise price of $ 32,800.

        No options were issued or exercised as of June 30, 2005, 2004 and 2003.

        In August 2003, 25,000 options were forfeited.

        The share option liability of $ 32,800 (2004 - $ 32,800; 2003 -
        $ 34,050) was not included in accounts payable and accrued liabilities.


                                      2005                  2004                2003
                                _________________     _________________    __________________
                                         Weighted              Weighted              Weighted
                                         Average               Average               Average
                               Shares    Exercise     Shares   Exercise    Shares    Exercise
                                         Price                 Price                 Price
                               _______   ________     _______  ________    _______   ________

Outstanding, beginning of year 395,000    $ 0.08      420,000   $ 0.08     380,000     $ 0.07
Granted                           -           -        -            -       40,000       0.14
Purchased for cancellation        -           -       (25,000)    0.05         -           -
_____________________________________________________________________________________________

Outstanding, end of year       395,000    $ 0.08      395,000   $ 0.08     420,000     $ 0.08
_____________________________________________________________________________________________
Exercisable                    385,000    $ 0.08      336,250   $ 0.07     256,250     $ 0.07
_____________________________________________________________________________________________

The following table summarizes information about share options outstanding and exercisable as at June 30:

                              2005                        2004                         2003
                  ___________________________  ___________________________  __________________________
                  # of Options   # of Options  # of Options   # of Options  # of Options  # of Options
Exercise Price    Outstanding    Exercisable   Oustanding     Exercisable   Outstanding   Exercisable
                  ____________   ____________  ____________   ____________  ____________  ____________
$0.05                  200,000        200,000       200,000        200,000       225,000       168,750
$0.10                   70,000         70,000        70,000         52,500        70,000        35,000
$0.12                   85,000         85,000        85,000         63,750        85,000        42,500
$0.14                   40,000         30,000        40,000         20,000        40,000        10,000
______________________________________________________________________________________________________

Total	               395,000        385,000       395,000        336,250       420,000       256,250
______________________________________________________________________________________________________

Weighted average
exercise price:          $0.08          $0.08         $0.08          $0.07         $0.08         $0.07
______________________________________________________________________________________________________

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

14.     INCOME TAXES
        The income tax expense (benefit reported differs from the amount computed by applying the Canadian Statutory Rate to earnings before income taxes).

                                               2005       2004         2003
                                             ______________________________
Tax at the applicable tax rate 34% (34% in
   2004 and 2003)                              $ 156    $ (296)        $ 38
Amortization of capital assets                    96       128          149
Amortization of goodwill and deferred costs        2        14           47
Interest and penalties                             0.5      -            -
Charitable donations                               0.5       1            1
Non-deductible meals and
   entertainment expenses                          2         2            2
Capital cost allowance                           (48)      (52)         (61)
Financing fees deductible                         (4)       (5)          (4)
Pension expense (income)                           9         9           (7)
Write-off of goodwill                              -       197           -
Capital assets adjustments                         -        -            (4)
                                              ______________________________

Income tax (benefit) expense                   $ 214      $ (2)       $ 161
                                              ______________________________

Net future income tax liability (asset) is detailed as follows:
                                              2005        2004         2003
                                              ______________________________
Building, machinery and equipment
  and Computer                                 $ (36)    $  11        $ 185
Post-retirement benefits                        (140)     (130)        (121)
                                              ______________________________
                                               $(176)    $(119)       $  64
                                              ______________________________

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
________________________________________________________________________________

15.     FINANCIAL INSTRUMENTS

        Credit risk

        The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for potential credit losses. The Company minimizes its credit risk by concluding transactions with a large number of clients.

        Fair value

        The fair value of accounts receivable, the bank indebtedness, accounts payable and accrued liabilities and debentures is approximately equal to their carrying values due to their short-term maturity.

        Currency risk

        The Company realized approximately 39% of its sales in U.S. dollars in 2005 (2004 - 17%) and is thus exposed to foreign exchange fluctuations. The Company does not actively manage this risk except to partially offset with purchases in U.S. dollars.

        Interest rate risk

        The Company is subject to interest rate risk due to changes to the prime rate since the majority of its borrowings bear variable interest rates or are short term.

16.     EARNINGS (LOSS) PER SHARE

                                           2005         2004        2003
                                         ________     ________     _______
        Net earnings (loss)              $    303     $  (687)     $    56
                                         _________________________________
        Number of common shares
          outstanding                      10,000      10,000       10,000
                                         _________________________________
        Basic earnings (loss) per share  $   0.03     $(0.068)     $ 0.006
                                         _________________________________

        There were no dilutive instruments outstanding in fiscal 2005, 2004 and 2003.

FIB-PAK INDUSTRIES INC.
Notes to Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Amounts in thousands of dollars except per share amounts)
_______________________________________________________________________________

17.    SEGMENT DISCLOSURES

       The Company supplies industrial bags and fabrics to customers in North America. All products have to be considered part of one reportable segment as they are made from similar manufacturing processes and generally have similar economic characteristics.

       All capital assets of the Company are located in Canada.

       The following table presents revenues attributed to countries based on the location of customers:
                                               2005        2004        2003
                                            ________     ________   ________
       Canada                               $  8,786     $ 10,458   $  7,039
       United States                           5,643        2,218      7,106
                                            ________________________________
       Total sales                          $ 14,429     $ 12,676   $ 14,145
                                            ________________________________

18.     SUBSEQUENT EVENT

        Fib-Pak Industries Inc. was amalgamated with Flexia Corporation on October 4, 2005 and all of the shares of the amalgamated corporation were acquired by a new shareholder on October 5, 2005.

                                  Schedule C

An unaudited interim balance sheet of Flexia as at September 30, 2005, unaudited interim statements of earnings, retained earnings and cash flows for Flexia for the three months ended September 30, 2005 and September 30, 2004.

                             (Please see attached)

                             FLEXIA CORPORATION

                       UNAUDITED FINANCIAL STATEMENTS

           For the Three Months ended September 30, 2005 and 2004

                             FLEXIA CORPORATION
                               BALANCE SHEETS
                     (In thousands of Canadian dollars)

                                         September 30, 2005       June 30, 2005
                                         ______________________________________
                                                  $                     $
_______________________________________________________________________________
                                             (unaudited)            (audited)

ASSETS
Current assets
        Accounts receivables                         12,421              13,040
        Due from affiliated company                     135                   8
        Income taxes receivable                         963
        Inventories                                  12,697              17,377
        Prepaid expenses                                335                 191
        Future income taxes                             126
_______________________________________________________________________________
                                                     26,677              30,616
_______________________________________________________________________________
Long-term receivable                                  1,610               1,517
Property, plant and equipment                        17,722              18,291
Deferred pension expense                              1,448               1,295
Future income taxes                                     447
_______________________________________________________________________________
                                                     47,904              51,719
_______________________________________________________________________________

LIABILITIES
Current liabilities
        Bank indebtedness                             3,083               1,687
        Accounts payable and accrued liabilities      9,011              10,370
        Income taxes payable                                              3,021
        Current portion of long term debt             7,420               7,420
_______________________________________________________________________________
                                                     19,514              22,498
_______________________________________________________________________________

Future income taxes                                   3,070               2,461
Post retirement benefits obligation                   1,500               1,458
Deferred gain                                         3,151               3,323
_______________________________________________________________________________
                                                     27,235              29,740
_______________________________________________________________________________

SHAREHOLDERS' EQUITY
Share capital                                         4,230               4,230
Retained earnings                                    16,439              17,749
_______________________________________________________________________________
                                                     20,669              21,979
_______________________________________________________________________________
                                                     47,904              51,719
_______________________________________________________________________________

See accompanying notes

                             FLEXIA CORPORATION
                           STATEMENTS OF EARNINGS
                     (In thousands of Canadian dollars)
                                (Unaudited)

                                              Three Months ended
                                                 September 30,
                                       ________________________________________
                                         2005                     2004
                                           $                        $
_______________________________________________________________________________

Net sales                               21,065                    25,287
Cost of sales                           20,338                    22,530
_______________________________________________________________________________
Gross profit                               727                     2,757
_______________________________________________________________________________

Selling and administrative expenses      2,579                     1,714
Amortization of patents and trademarks     ---                        21
Amortization of deferred costs             ---                        14
Amortization of deferred gain             (172)                      ---
Gain on sale of intangibles                (83)                      ---
Interest expense                           287                       632
_______________________________________________________________________________
                                         2,611                     2,381
_______________________________________________________________________________
Earnings (loss) before income taxes     (1,884)                      376
Income taxes (recovery)                   (574)                      143
_______________________________________________________________________________
Net earnings (loss)                     (1,310)                      233
_______________________________________________________________________________

See accompanying notes

                               FLEXIA CORPORATION
                        STATEMENTS OF RETAINED EARNINGS
                       (In thousands of Canadian dollars)
                                   (Unaudited)


                                                    September 30,
                                          _____________________________________
                                            2005                     2004
_______________________________________________________________________________
                                             $                        $

Retained earnings, beginning of period    17,749                    6,620
Net earnings (loss)                       (1,310)                     233
_______________________________________________________________________________
Retained earnings, end of period          16,439                    6,853
_______________________________________________________________________________

See accompanying notes

                             FLEXIA CORPORATION
                          STATEMENTS OF CASH FLOWS
                     (In thousands of Canadian dollars)
                                (Unaudited)

                                                 Three Months ended
                                                    September 30,
                                       ________________________________________
                                            2005                     2004
                                              $                        $
_______________________________________________________________________________

OPERATING ACTIVITIES
Net earnings                               (1,310)                    233
Items not affecting cash
     Gain on sale of intangibles              (83)
     Amortization                             421                     658
     Future income taxes                       36
     Pension funding in excess of
       amounts expensed                      (153)                   (144)
     Post retirement benefit expense           42                      27
_______________________________________________________________________________
Cash flows from operations before changes
  in non-cash operating capital items      (1,047)                    774
_______________________________________________________________________________
Changes in non cash operating working
  capital items                              (315)                 (4,981)
_______________________________________________________________________________
Cash flows from operating activities       (1,362)                 (4,207)
_______________________________________________________________________________

INVESTING ACTIVITIES
Long-term receivable                          (10)
Purchase of property, plant and equipment     (24)                   (161)
_______________________________________________________________________________
Cash-flow from investing activities           (34)                   (161)
_______________________________________________________________________________

FINANCING ACTIVITIES
Increase in bank indebtedness               1,396                   5,368
Repayment of long-term debt                                        (1,000)
_______________________________________________________________________________
Cash flows from financing activities        1,396                   4,368
_______________________________________________________________________________
Net change in cash and cash beginning
  and end of period                           ---                     ---
_______________________________________________________________________________

See accompanying notes

                             FLEXIA CORPORATION
                        NOTES TO FINANCIAL STATEMENTS
        (In thousands of Canadian dollars, except as otherwise noted)
                                (Unaudited)

1.      BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Flexia Corporation's (the "Company") financial position as at September 30, 2005 as well as its results of operations and its cash flows for the three months ended September 30, 2005 and 2004.

These unaudited interim financial statements and notes should be read in conjunction with the Company's audited annual financial statements.

These unaudited interim financial statements and notes follow the same accounting policies as the most recent audited annual financial statements.

2.      INFORMATION INCLUDED IN THE INTERIM STATEMENTS OF EARNINGS

                                                Three months ended
                                                   September 30,
                                            2005                2004
                                       _______________    _______________
                                              $                  $
Amortization of property, plant and
  equipment                                 593                623
                                       _______________    _______________
Board of directors' fees                     22                 24
                                       _______________    _______________
Expenses of sale of Flexia to
  Intertape Polymer Group Inc. and
  other valuation adjustments             1,753                  -
                                       _______________    _______________

Included in the statement of earnings for the three months ended September 30, 2005 is $1,253 of expense incurred in connection with the sale of the Company to Intertape Polymer Group Inc. in October 2005, $22 of fees and expenses paid to the prior owners of Flexia in their capacity as directors of the Company, as well as a $500 increase in inventory obsolescence for roof underlay products.

3.      POST-RETIREMENT BENEFITS

                                                Three months ended
                                                   September 30,
                                            2005                2004
                                       _______________    _______________
                                              $                  $
Net periodic benefit cost for defined
  benefit plans                             154                133
                                       _______________    _______________

4.      SUBSEQUENT EVENTS

        On October 4, 2005, the Company and its sister company (through common ownership) Fib-Pak Industries Inc. were amalgamated into Flexia Corporation Ltd. and, on October 5, 2005, Intertape Polymer Group Inc., through a wholly-owned subsidiary, acquired all of the outstanding stock of Flexia Corporation Ltd.

                                 Schedule D

An unaudited interim balance sheet of Fib-Pak as at September 30, 2005, unaudited interim statements of income, retained earnings and cash flows for Fib-Pak for the three months ended September 30, 2005 and September 30, 2004.

                            (Please see attached)

                            FIB-PAK INDUSTRIES INC.
                        UNAUDITED FINANCIAL STATEMENTS
              For the Three Months ended September 30, 2005 and 2004

                            FIB PAK INDUSTRIES INC.
                                BALANCE SHEETS
                      (In thousands of Canadian dollars)

                                     September 30, 2005          June 30, 2005
                                     _________________________________________
                                              $                        $
                                         (unaudited)               (audited)
______________________________________________________________________________
ASSETS
Current assets
   Accounts receivables                      1,929                    1,871
   Income taxes receivable                       6
   Due from affiliated company                                            7
   Inventories                               2,405                    2,495
   Prepaid expenses                             35                        2
______________________________________________________________________________
                                             4,375                    4,375
______________________________________________________________________________

Property plant and equipment                 1,305                    1,360
Future income taxes                            191                      176
______________________________________________________________________________
                                             5,871                    5,911
______________________________________________________________________________

LIABILITIES
Current liabilities
	Bank indebtedness                                                69
	Bank loan                            2,570                    2,350
	Accounts payable and accrued
          liabilities                        1,058                    1,094
	Due to affiliated company              135                       15
	Income taxes payable                                            208
	Current portion of long term debt    1,380                    1,380
______________________________________________________________________________
                                             5,143                    5,116
______________________________________________________________________________
Post retirement benefits obligation            433                      423
______________________________________________________________________________
                                             5,576                    5,539
______________________________________________________________________________

SHAREHOLDERS' EQUITY
Share capital                                  470                      470
Deficit                                       (175)                     (98)
______________________________________________________________________________
                                               295                      372
______________________________________________________________________________
                                             5,871                    5,911
______________________________________________________________________________

See accompanying notes

                           FIB PAK INDUSTRIES INC.
                     STATEMENTS OF EARNINGS AND DEFICIT
                     (In thousands of Canadian dollars)
                                 (Unaudited)

                                                Three Months ended
                                                   September 30,
                                         _____________________________________
                                               2005                 2004
                                                 $                    $
                                           (unaudited)           (unaudited)

Sales                                        3,011                    3,066
Cost of sales                                2,593                    2,795
______________________________________________________________________________
Gross profit                                   418                      271
______________________________________________________________________________
Selling and administrative expenses            394                      174
Amortization                                    --                        2
Interest expense                                78                       80
______________________________________________________________________________
                                               472                      256
______________________________________________________________________________
Earning (loss) before income taxes             (54)                      15
Income taxes                                    23                        5
______________________________________________________________________________
Net earnings (loss)                            (77)                      10
Deficit, beginning of the period               (98)                    (401)
______________________________________________________________________________
Deficit, end of the period                    (175)                    (391)
______________________________________________________________________________


See accompanying notes

                             FIB PAK INDUSTRIES INC.
                            STATEMENTS OF CASH FLOWS
                       (In thousands of Canadian dollars)
                                  (Unaudited)

                                                   Three Months ended
                                                       September 30,
                                             _________________________________
                                                 2005                2004
                                                   $                   $
______________________________________________________________________________

OPERATING ACTIVITIES
Net earnings (loss)                               (77)                 10
Items not affecting cash
     Amortization                                  70                  77
     Future income taxes                          (15)
     Post retirement benefit expense               10                   7
______________________________________________________________________________
Cash flows from operations before changes in
  non-cash operating working capital items        (12)                 94
______________________________________________________________________________
Changes in non cash operating working capital
  items                                          (124)                462
______________________________________________________________________________
Cash flows from operating activities             (136)                556
______________________________________________________________________________

INVESTING ACTIVITIES
Purchase of property, plant and equipment and
   cash flows from investing activities           (15)                (22)
______________________________________________________________________________

FINANCING ACTIVITIES
Increase in bank indebtedness and bank loan
  and cash flows from financing activities        151                (534)
______________________________________________________________________________
Net change in cash and cash beginning
  and end of period                                --                  --


See accompanying notes

                              FIB-PAK INDUSTRIES
                        NOTES TO FINANCIAL STATEMENTS
        (In thousands of Canadian dollars, except as otherwise noted)
                                 (Unaudited)

1.      BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Fib-Pak Industries Inc.'s (the "Company") financial position as at September 30, 2005 as well as its results of operation and its cash flows for the three months ended September 30, 2005 and 2004.

These unaudited interim financial statements and notes should be read in conjunction with the Company's audited annual financial statements.

These unaudited interim financial statements and notes follow the same accounting policies as the most recent audited annual financial statements.

2.      INFORMATION INCLUDED IN THE INTERIM STATEMENT OF EARNINGS

                                                     Three months ended
                                                       September 30,
                                                   2005              2004
                                              ______________    ______________
                                                     $                 $
Amortization of property, plant and equipment       70                75
                                              ______________    ______________
Board of directors' fees                             3                 3
                                              ______________    ______________
Expenses of sale of Flexia to Intertape
   Polymer Group Inc.                              154                 -
                                              ______________    ______________

Included in the statement of earnings for the three months ended September 30, 2005 is $154 of expense incurred in connection with the sale of the Company to Intertape Polymer Group Inc. in October 2005 and $3 of fees and expenses paid to the prior owners of Fib-Pak in their capacity as directors of the Company.

3.      3.  POST-RETIREMENT BENEFITS

                                                     Three months ended
                                                       September 30,
                                                   2005              2004
                                              ______________    ______________
                                                     $                 $
Net periodic benefit cost for defined
  benefit plans                                      9                 7
                                              ______________    ______________

4.      SUBSEQUENT EVENTS

On October 4, 2005, the Company and its sister company (through common ownership) Flexia Corporation were amalgamated into Flexia Corporation Ltd., and on October 5, 2005, Intertape Polymer Group Inc., through a wholly-owned subsidiary, acquired all of the outstanding stock of Flexia Corporation Ltd.

                                   Schedule E:

An unaudited pro forma consolidated balance sheet of the Company as at September 30, 2005, unaudited pro forma consolidated statement of earnings of the Company for its financial year ended December 31, 2004 and for the nine months ended September 30, 2005, notes to the pro forma consolidated financial statements of the Company and a compilation report dated December 19, 2005 accompanying the unaudited pro forma consolidated financial statements of the Company.

                           (Please see attached)

                          Intertape Polymer Group Inc.
                Pro Forma Consolidated Financial Statements
            As at September 30, 2005 and for the nine months then
               ended and for the year ended December 31, 2004

                    (Unaudited - See Compilation Report)

Compilation Report                                  2
Consolidated Pro Forma Financial Statements
        Balance Sheet                               4
        Statement of Earnings                       5
        Statement of Earnings                       6
        Notes to the Pro Forma Consolidated
          Financial Statements                7 to 13

       COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Intertape Polymer Group Inc.

     We have read the accompanying unaudited pro forma consolidated balance sheet of Intertape Polymer Group Inc. ("IPG") as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures:

     1. Compared the figures in the columns captioned "IPG" to the corresponding figures in the unaudited financial statements of IPG as at and for the nine months ended September 30, 2005, and the corresponding figures in the audited financial statements for the year ended December 31, 2004 and found them to be in agreement.

     2. Compared the figures in the columns captioned "Flexia" to the corresponding figures in the unaudited balance sheet of Flexia Corporation as at September 30, 2005, and found them to be in agreement.

     3. Compared the figures in the columns captioned "Fib-Pak" to the corresponding figures in the unaudited balance sheet of Fib-Pak Industries Inc. as at September 30, 2005, and found them to be in agreement.

     4. Reperformed the calculations of the columns captioned "Flexia" and "Fib-Pak" in the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the twelve months ended December 31, 2004. These columns were constructed, as described in Notes 2 and 3, by adding and subtracting relevant periods. We found the columns to be arithmetically correct.

     5. Made enquiries of certain officials of the IPG who have responsibility for financial and accounting matters about:

            (a)  the basis for determination of the pro forma adjustments; and

            (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the applicable securities regulatory authorities in Canada.

     6.     The officials:

            (a) described to us the basis for determination of the pro forma adjustments; and

            (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of applicable securities regulatory authorities in Canada.

     7. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

     8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "IPG", "Flexia" and "Fib-Pak" as at September 30,

            2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

      A pro forma financial statement is based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

      /s/ Raymond Chabot Grant Thornton LLP

      Chartered Accountants



      Montreal, Canada
      December 19, 2005

Intertape Polymer Group Inc.                                              4
Pro Forma Consolidated Balance Sheet
As at September 30, 2005
(In thousands of U.S. dollars, except as otherwise noted)
(Unaudited - See Compilation Report)

                                                                               Pro forma              Pro forma
                                        IPG     Flexia   Fib-Pak     Total   adjustments   Note 4  consolidated
                                          $          $         $         $             $                      $
ASSETS
Current assets
        Cash                         48,759                         48,759       (28,368)    (b)         20,391
        Accounts receivable         122,217     10,594     1,645   134,456                              134,456
        Due from affiliated company                115                 115          (115)    (a)
        Other receivables            10,008        821         5    10,834                               10,834
        Inventories                  92,297     10,829     2,052   105,178                              105,178
        Parts and supplies           14,271                         14,271                               14,271
        Prepaid expenses              5,444        286        30     5,760                                5,760
        Future income taxes           1,509        107               1,616          (107)    (b)          1,509
                                    _______     ______     _____   _______       ________               _______
                                    294,505     22,752     3,732   320,989       (28,590)               292,399
Long-term receivable                             1,373               1,373        (1,373)    (b)
Property, plant and equipment       345,417     15,115     1,113   361,645         1,169     (b)        362,814
Other assets                         18,815                         18,815                               18,815
Pension plan prepaid benefit                     1,235               1,235        (1,235)    (b)
Future income taxes                  35,323        381       163    35,867          (381)    (b)         35,486
Goodwill                            181,117                        181,117         3,555     (b)        184,672
                                    _______     ______     _____   _______       ________               _______

                                    875,177     40,856     5,008   921,041       (26,855)               894,186
                                    _______     ______     _____   _______       ________               _______

LIABILITIES
Current liabilities
        Bank indebtedness            28,529      2,629     2,194    33,352        (4,823)    (a)         28,529
        Accounts payable and
          accrued liabilities        89,340      7,679       901    97,920          (264)    (a)
                                                                                   4,450     (b)        102,106
        Due to affiliated company                            115       115          (115)    (a)
        Current portion of
          long-term debt              2,781      6,328     1,177    10,286        (7,505)    (a)          2,781
                                    _______     ______     _____   _______       ________               _______
                                    120,650     16,636     4,387   141,673        (8,257)               133,416
Long-term debt                      328,898                        328,898                              328,898
Deferred gain                                    2,687               2,687        (2,687)    (b)
Pension liability                                                                  1,390     (b)          1,390
Post retirement benefit                          1,279       369     1,648           386     (b)          2,034
Future income taxes                              2,618               2,618        (1,761)    (b)            857
Other liabilities                                  435                 435         1,962     (b)          2,397
                                    _______     ______     _____   _______       ________               _______
                                    449,983     23,220     4,756   477,959        (8,967)               468,992
SHAREHOLDERS' EQUITY
Capital stock                       288,930      3,608       401   292,939        (4,009)    (b)        288,930
Contributed surplus                   5,749                          5,749                                5,749
Retained earnings                    97,657     14,028      (149)  111,536       (13,879)    (b)         97,657
Accumulated currency translation
  adjustments                        32,858                         32,858                               32,858
                                    _______     ______     _____   _______       ________               _______

                                    425,194     17,636       252   443,082       (17,888)               425,194
                                    _______     ______     _____   _______       ________               _______

                                    875,177     40,856     5,008   921,041       (26,855)               894,186
                                    _______     ______     _____   _______       ________               _______

The accompanying notes are an integral part of the pro forma consolidated financial statements

Intertape Polymer Group Inc.                                         5
Pro Forma Consolidated Statement of Earnings
Nine months ended September 30, 2005
(In thousands of U.S. dollars, except as otherwise noted)
(Unaudited - See Compilation Report)

                                                                               Pro forma              Pro forma
                                        IPG     Flexia   Fib-Pak     Total   adjustments   Note 5  consolidated
                                          $          $         $         $             $                      $
Sales                               579,156     59,151     8,588   646,895                              646,895
Cost of sales                       458,918     54,834     7,530   521,282          (637)     (c)
                                                                                     (70)     (d)
                                                                                     (92)     (e)       520,483
                                    _______     ______     _____   _______       ________               _______

Gross profit                        120,238      4,317     1,058   125,613           799                126,412

Selling, general and
  administrative expenses            76,154      3,613       664    80,431          (638)     (b)        79,793
Research and development              3,468                          3,468                                3,468
Financial expenses                   17,144        882       189    18,215        (1,089)     (a)
                                                                                   1,140      (f)        18,266
Manufacturing facility closure
  and industrial accident costs       2,191                          2,191                                2,191
                                    _______     ______     _____   _______       ________               _______

                                     98,957      4,495       853   104,305          (587)               103,718
                                    _______     ______     _____   _______       ________               _______

Earnings before income taxes         21,281       (178)      205    21,308         1,386                 22,694
Income taxes                          3,217       (176)      104     3,145           487      (g)         3,632
                                    _______     ______     _____   _______       ________               _______

Net earnings                         18,064         (2)      101    18,163           899                 19,062
                                    _______     ______     _____   _______       ________               _______

Earnings (loss) per share
        Basic                          0.44                                                                0.46
                                    _______     ______     _____   _______       ________               _______

        Diluted                        0.44                                                                0.46
                                    _______     ______     _____   _______       ________               _______

Weighted average number of shares
  outstanding
        Basic                    41,219,329                                                          41,219,329
                                 __________     ______     _____   _______       ________               _______

        Diluted                  41,362,491                                                          41,362,491
                                 __________     ______     _____   _______       ________               _______

The accompanying notes are an integral part of the pro forma consolidated financial statements.

Intertape Polymer Group Inc.
Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004
(In thousands of U.S. dollars, except as otherwise noted)
(Unaudited - See Compilation Report)

                                                                               Pro forma              Pro forma
                                        IPG     Flexia   Fib-Pak     Total   adjustments   Note 5  consolidated
                                          $          $         $         $             $                      $
Sales                               692,449     82,484    10,702   785,635                              785,635
Cost of sales                       549,252     72,796     9,582   631,630          (867)    (c)
                                                                                     (87)    (d)
                                                                                    (115)    (e)        630,561
                                 __________     ______     _____   _______       ________               _______
Gross profit                        143,197      9,688     1,120   154,005         1,069                155,074

Selling, general and
  administrative expenses            95,272      5,918       636   101,826          (800)    (b)        101,026
Research and development              4,233                          4,233                                4,233
Impairment of goodwill                                       444       444                                  444
Gain on sale of intangibles                     (9,132)             (9,132)                              (9,132)
Financial expenses                   24,253      1,987       260    26,500        (1,847)    (a)
                                                                                   1,521     (f)         26,174
Refinancing expense                  30,444                         30,444                               30,444
Manufacturing facility
  closure costs                       7,386                          7,386                                7,386
                                 __________     ______     _____   _______       ________               _______
                                    161,588     (1,227)    1,340   161,701        (1,126)               160,575
                                 __________     ______     _____   _______       ________               _______

Earnings before income taxes        (18,391)    10,915      (220)   (7,696)        2,195                 (5,501)
Income taxes                        (29,749)     2,514       (31)  (27,266)          778     (g)        (26,488)
                                 __________     ______     _____   _______       ________               _______
Net earnings                         11,358      8,401      (189)   19,570         1,417                 20,987
Earnings (loss) per share
        Basic                          0.28                                                                0.51
                                 __________                                                             _______
        Diluted                        0.27                                                                0.51
                                 __________                                                             _______

Weighted average number of shares outstanding
        Basic                    41,186,143                                                          41,186,143
                                 __________                                                          __________
        Diluted                  41,445,864                                                          41,445,864
                                 __________                                                          __________


The accompanying notes are an integral part of the pro forma consolidated financial statements.

                     INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)


1.     DESCRIPTION OF TRANSACTIONS

On October 4, 2005, Flexia Corporation ("Flexia") and Fib-Pak Industries Inc. ("Fib-Pak") amalgamated to form Flexia Corporation Limited ("Flexia Co.") and create a new limited partnership, Flexia L.P. ("Flexia LP"). Nine units were issued upon formation of Flexia LP. Flexia Co. transferred all of its assets to Flexia LP, except for the land, building and equipment located at the Cap-de-la-Madeleine, Quebec facility and assumed the liabilities related to the assets transferred in exchange for 170,000 units of Flexia LP.

Effective October 4, 2005, Intertape Polymer Inc. ("IPI"), a wholly owned subsidiary of Intertape Polymer Group Inc. ("IPG") made cash advances to Flexia Co. in order for it to repay its bank indebtedness and long-term debt and the related accrued interest.

On October 5, 2005, IPI acquired all of the outstanding share capital of Flexia Co. and subsequently converted the advances into share capital.

Effective November 26, 2005, Flexia Co. was liquidated into IPI.

2.     BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared by management of IPG. The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the annual report of IPG and in the audited annual financial statements of Flexia and Fib-Pak, and are in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the annual report of IPG and the audited annual financial statements of Flexia and Fib-Pak, and the notes thereto.

The unaudited pro forma consolidated balance sheet of IPG as at September 30, 2005 has been prepared with the information derived from the unaudited consolidated balance sheet of IPG and the unaudited balance sheets of Flexia and Fib-Pak as at September 30, 2005 and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of earnings of IPG for the nine months ended September 30, 2005 has been prepared with the information derived from the unaudited consolidated statement of earnings of IPG for the nine months ended September 30, 2005 and the unaudited statements of earnings of Flexia and Fib-Pak for the nine months ended September 30, 2005, constructed by adding the respective unaudited statements of earnings for the three months

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)


ended September 30, 2005 and the unaudited statements of earnings for the six months ended June 30, 2005 as disclosed in Note 3, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of earnings of IPG for the year ended December 31, 2004 has been prepared with the information derived from the audited consolidated statement of earnings of IPG for the year ended December 31, 2004 and the unaudited statements of earnings of Flexia and Fib-Pak for the twelve months ended December 31, 2004, constructed by adding the respective audited statements of earnings for the year ended June 30, 2005 with the unaudited statements of earnings for the six months ended June 30, 2004 and subtracting the unaudited statements of earnings for the six months ended June 30, 2005 as disclosed in Note 3, and the adjustments and assumptions outlined below.

The transactions described in Note 1 are reflected in the unaudited pro forma consolidated balance sheet as if they had occurred on September 30, 2005 and in the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the year ended December 31, 2004 as if they had occurred on January 1, 2004.

The acquisition of Flexia and Fib-Pak was accounted for using the purchase method of accounting, under which the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions described in Note 1. These pro forma adjustments are tentative and are based on available financial information and certain estimates and assumptions. The actual financial effects of the transactions to the consolidated financial statements of IPG will depend on a number of factors. Therefore, the actual effects of the transactions will differ from those reflected in the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. In addition, in preparing the unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the additional costs, savings or synergies that could result from combining IPG, Flexia and Fib-Pak.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations which would have actually resulted had the acquisition of Flexia and Fib-Pak and other pro forma transactions and adjustments been effected on the dates indicated. Furthermore, the unaudited pro forma consolidated statements of earnings are not necessarily indicative of the results of operations that may be obtained by the IPG in the future.

The historical financial statements of Flexia and Fib-Pak have been prepared and presented in Canadian dollars. For the purpose of the preparation of these unaudited pro forma consolidated financial statements, the historical consolidated financial statements of Flexia and Fib-Pak have been translated into U.S. dollars using the exchange rates for the periods, as follows:

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)



                                                     Nine months
                                         As at             ended    Year ended
                                     September     September 30,      December
                                      30, 2005              2005      31, 2004
                                     _________     _____________    __________

Average rate......................        -               0.8164        0.7682
End of period rate................      0.8528               -            -


3.     COMPUTATION OF THE UNAUDITED STATEMENTS OF EARNINGS OF FLEXIA AND
       FIB PAK


Flexia

The unaudited statement of earnings of Flexia for the nine months ended September 30, 2005 was constructed by adding the unaudited statement of earnings for the three months ended September 30, 2005 and the unaudited statement of earnings for the six months ended June 30, 2005:


Flexia                       Three months     Six months ended   Nine months
                            ended September    June 30, 2005   ended September
                                 30, 2005                           30, 2005
                            $                 $                $
_______________________________________________________________________________
Sales                            17,197             41,954          59,151
Cost of sales                    16,604             38,230          54,834
_______________________________________________________________________________
Gross profit                        593              3,724           4,317
_______________________________________________________________________________

Selling, general and
  administrative expenses         1,897              1,716           3,613
Financial expenses                  235                647             882
_______________________________________________________________________________
                                  2,132              2,363           4,495
_______________________________________________________________________________
Earnings (loss) before
  income taxes                   (1,539)             1,361            (178)
Income taxes (recovery)            (470)               294            (176)
_______________________________________________________________________________
Net earnings (loss)              (1,069)             1,067              (2)
_______________________________________________________________________________

The unaudited statement of earnings of Flexia for the twelve months ended December 31, 2004, was constructed by adding the audited statement of earnings for the year ended June 30, 2005 and the unaudited statement of earnings for the six months ended June 30, 2004 and subtracting the unaudited statement of earnings for the six months ended June 30, 2005:

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)


Flexia	                            Six months      Six months    Twelve months
                      Year ended   ended June 30,  ended June 30,     ended
                    June 30, 2005     2004             2005       December 31,
                                                                      2004
                    $              $               $              $
_______________________________________________________________________________

Sales                   81,740         40,222         (39,478)        82,484
Cost of sales           73,556         35,215         (35,945)        72,796
_______________________________________________________________________________
Gross profit             8,184          5,007          (3,503)         9,688
_______________________________________________________________________________

Selling, general and
  administrative
  expenses               4,803          2,730          (1,615)         5,918
Gain on sale of
  intangibles           (9,132)           --             --           (9,131)
Financial expenses       1,605            991            (609)         1,987
_______________________________________________________________________________
                        (2,724)         3,721          (2,224)        (1,227)
_______________________________________________________________________________

Earnings before
  income taxes          10,908          1,286          (1,279)        10,915
Income taxes             2,357            434            (277)         2,514
_______________________________________________________________________________
Net earning              8,551            852          (1,002)         8,401
_______________________________________________________________________________

Fib-Pak

The unaudited statement of earnings of Fib-Pak for the nine months ended September 30, 2005 was constructed by adding the unaudited statement of earnings for the three months ended September 30, 2005 and the unaudited statement of earnings for the six months ended June 30, 2005:


Fib-Pak                      Three months   Six months ended      Nine months
                           ended September   June 30, 2005     ended September
                               30, 2005                           30, 2005
                           $                $                  $
_______________________________________________________________________________
Sales                          2,458             6,130              8,588
Cost of sales                  2,116             5,414              7,530
_______________________________________________________________________________
Gross profit                     342               716              1,058
_______________________________________________________________________________

Selling, general and
  administrative expenses        320               344                664
Financial expenses                65               124                189
_______________________________________________________________________________
                                 385               468                853
_______________________________________________________________________________
Earnings (loss) before
  income taxes                   (43)              248                205
Income taxes                      19                85                104
_______________________________________________________________________________
Net earnings (loss)              (62)              163                101
_______________________________________________________________________________

The unaudited statement of earnings of Fib-Pak for the twelve months ended December 31, 2004, was constructed by adding the audited statement of earnings for the year ended June 30, 2005

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)



and the unaudited statement of earnings for the six months ended June 30, 2004 and subtracting the unaudited statement of earnings for the six months ended June 30, 2005:

Fib-Pak                               Six months     Six months   Twelve months
                        Year ended  ended June 30, ended June 30,     ended
                     June 30, 2005      2004           2005       December 31,
                                                                      2004
                     $              $              $
_______________________________________________________________________________
Sales                    11,085         5,386          (5,769)        10,702
Cost of sales             9,868         4,793          (5,079)         9,582
_______________________________________________________________________________
Gross profit              1,217           593            (690)         1,120
_______________________________________________________________________________

Selling, general and
  administrative expenses   618           356            (338)           636
Impairment of goodwill      --            444             --             444
Financial expenses          245           132            (117)           260
_______________________________________________________________________________
                            863           932            (445)         1,340
_______________________________________________________________________________
Earnings (loss) before
   income taxes             354          (349)           (235)          (220)
Income taxes (recovery)     121           (72)            (80)           (31)
_______________________________________________________________________________
Net earnings (loss)         233          (267)           (155)          (189)
_______________________________________________________________________________


4.     PRO FORMA CONSOLIDATED BALANCE SHEET OF IPG

The unaudited pro forma consolidated balance sheet of IPG as at September 30, 2005 is based on the unaudited balance sheet of IPG as at September 30, 2005 and has been prepared as if the acquisition of Flexia and Fib-Pak had occurred on September 30, 2005 and gives effect to the following adjustments:

(a) Effective October 4, 2005, IPI made cash advances amounting to $12,592 to Flexia Co. in order for it to repay its bank indebtedness and long-term debt and the related accrued interest. The unaudited pro forma consolidated balance sheet reflects the repayment of bank indebtedness of $4,823, the repayment of long-term debt of $7,505 and of the related accrued interest of $264 included with accounts payable and accrued liabilities.

(b) On October 5, 2005, IPI acquired all of the outstanding share capital of Flexia Co. for a cash consideration of $28,368.

The acquisition was accounted for using the purchase method. The preliminary allocation of the purchase price is summarized as follows:

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)


                                                     $
_______________________________________________________________________________
Assets acquired and liabilities assumed:

     Net working capital                          13,496

     Property, plant and equipment                17,397

     Future income tax assets                        163

     Goodwill                                      3,555

     Pension and post retirement liability        (3,424)

     Future income taxes liabilities                (857)

     Other liabilities                            (1,962)
_______________________________________________________________________________
                                                  28,368
_______________________________________________________________________________
     Consideration:

     Cash                                         28,368
_______________________________________________________________________________

The actual calculation and allocation of the purchase price is to be based on the fair values of the assets acquired and liabilities assumed at the effective date of the acquisition and other information at that date to support the allocation of the purchase price. Accordingly, the actual amounts allocated for each of the assets and liabilities will vary from the pro forma amounts and the variations may be material.


5.     PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS OF IPG

The unaudited pro forma consolidated statements of earnings of IPG for the nine months ended September 30, 2005 and the year ended December 31, 2004 assume that the acquisition of Flexia and Fib-Pak had occurred on January 1, 2004 and give effect to the following adjustments:

(a) As a result of the repayment of bank indebtedness and long-term debt described in Note 4(a), the unaudited pro forma consolidated statements of earnings reflect a decrease in interest expense of $1,089 for the nine months ended September 30, 2005 and of $1,847 for the year ended December 31, 2004.

(b) Reduction of salaries and wages amounting to $638 for the nine months ended September 30, 2005 and $800 for the year ended December 31, 2004 relating to the elimination of certain management and staffing positions at Flexia that have occurred.

(c) Decrease in the amortization expense of $637 for the nine months ended September 30, 2005 and of $867 for the year ended December 31, 2004 to reflect the adjustment to fair value of the property, plant and equipment.

                    INTERTAPE POLYMER GROUP INC.
          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
   Nine months ended September 30, 2005 and the year ended December 31, 2004
            (In thousands of U.S. dollars, except as otherwise noted)
                     (Unaudited - See Compilation Report)



(d) Reduction of the pension expense of $70 for the nine months ended September 30, 2005 and of $87 for the year ended December 31, 2004, to reflect the recording of the post retirement benefit obligations at fair value.

(e) Reduction in rental expense of $92 for the nine months ended September 30, 2005 and of $115 for the year ended December 31, 2004 relating to the termination of a lease regarding the rental of warehouse space which has taken place.

(f) Increase in interest expense due to bank indebtedness assumed for the purpose of financing the acquisition amounting to $1,140 for the nine months ended September 30, 2005 and $1,521 for the year ended December 31, 2004.

(g) Tax effects of the above adjustments at the estimated effective income tax rate of IPG.